FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               14th March 2006


                               File no. 0-17630


                          Application for NYSE listing



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Application for NYSE listing





                                                                  March 14, 2006


                CRH PLC ANNOUNCES IT HAS APPLIED FOR LISTING ON

          THE NEW YORK STOCK EXCHANGE AND IS TRANSFERRING FROM NASDAQ





CRH plc, the international building materials group, today announces that it has applied for listing of its American Depositary Shares (ADSs) representing its Ordinary Shares on the New York Stock Exchange (the "NYSE"). It is anticipated that the ADSs will begin trading on the NYSE on March 31, 2006 under the symbol "CRH". The Company's ADSs are currently quoted on the Nasdaq National Market (" NASDAQ") under the symbol "CRHCY" and will continue to trade on NASDAQ until trading commences on the NYSE.




CRH plc is headquartered in Ireland and has operations in 25 countries worldwide, employing more than 66,400 people at over 2,600 locations. Its operations focus on three closely related core businesses: primary materials, value-added building products and building materials distribution.





       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square
                              Dublin 2, Ireland

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  March 14, 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director